UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

      |X|     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED,
              EFFECTIVE OCTOBER 7, 1996].

              For the fiscal year ended December 31, 2003

                                      OR

       |_|    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

              For the transition period from _____ to _____


                         Commission File Number 1-8501

             HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
                101 North Wacker Drive, Chicago, Illinois 60606


                             HARTMARX CORPORATION
                101 North Wacker Drive, Chicago, Illinois 60606

             HARTMARX SAVINGS INVESTMENT and STOCK OWNERSHIP PLAN

                      INDEX TO ANNUAL REPORT ON FORM 11-K



                                                                          Page
                                                                          ----


Financial Statements and Supplemental Schedules...........................  1

Exhibit 23 - Consent of Independent Registered Public Accounting Firm..... 24

Exhibit 32.1 - Certification of Plan Administration Committee Member...... 25

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------

To the Participants and Administrator
of the Hartmarx Savings Investment and Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hartmarx Savings Investment and Stock Ownership Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Chicago, Illinois
June 21, 2004


                      THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
                      --------------------------------------------------------
                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           ----------------------------------------------
                                     DECEMBER 31, 2003 and 2002
                                     --------------------------

                                                                         2003              2002
                                                                     -------------     -------------

ASSETS:
    Investments (Note 5):
        Vanguard mutual funds..................................        $41,413,499       $36,075,331
        Hartmarx Corporation common stock......................         12,384,529         7,286,506
        Vanguard Retirement Savings Trust......................          4,991,027         4,233,084
        Loans to participants..................................            933,160         1,091,445
                                                                     -------------     -------------

            Total Investments..................................         59,722,215        48,686,366

    Due from Hartmarx Corporation:
        Participant contributions..............................            290,364           287,902
        Employer contributions.................................             81,310           234,474
        Participant loan repayments............................             41,299            38,610
    Accrued investment income..................................                 27                41
                                                                     -------------     -------------

            Total Assets.......................................         60,135,215        49,247,393
                                                                     -------------     -------------

LIABILITIES:
    Accrued interest payable...................................               -               14,155
    Note payable to Hartmarx Corporation (Notes
        1 and 6)...............................................               -            1,943,004
                                                                     -------------     -------------

            Total Liabilities..................................               -            1,957,159
                                                                     -------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS..............................        $60,135,215       $47,290,234
                                                                     =============     =============

                            See accompanying notes to financial statements.


                      THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
                      --------------------------------------------------------

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      ---------------------------------------------------------
                           FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                           ----------------------------------------------

                                                                   2003             2002
                                                              -------------     -------------

Investment income (loss) from:
    Mutual Funds -
        Net increase (decrease) in fair value................    $7,697,487      $(5,914,873)
                                                              -------------     -------------

    Hartmarx Corporation common stock -
        Net increase in fair value...........................     5,505,715        2,451,382
                                                              -------------     -------------

Other investment income -
    Earnings from Vanguard Retirement
        Savings Trust........................................       201,352          197,465
    Interest income from participant loans...................        67,167           89,047
                                                              -------------     -------------
            Total other investment income....................       268,519          286,512
                                                              -------------     -------------

Total investment income (loss)...............................    13,471,721       (3,176,979)

Participants' contributions..................................     3,621,935        3,690,064
Employer contributions.......................................     2,734,808        2,814,911
Interest expense.............................................       (86,047)        (248,759)
Administrative expenses......................................        (2,970)          16,074
Distributions to participants................................    (6,894,466)      (9,259,581)
                                                              -------------     -------------

Net increase (decrease) in net assets
    available for benefits...................................    12,844,981       (6,164,270)

Net assets available for benefits:

    Beginning of year........................................    47,290,234       53,454,504
                                                              -------------     -------------

    End of year..............................................   $60,135,215      $47,290,234
                                                              =============     =============

                             See accompanying notes to financial statements.

           THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
           --------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


NOTE 1 - Plan Description:
-------------------------

The Hartmarx Savings Investment and Stock Ownership Plan (the "Plan") is a defined contribution pension plan available to employees of Hartmarx Corporation ("Hartmarx") and certain subsidiary and affiliated companies (collectively with Hartmarx, the "Employers") meeting specified requirements as to length of service and age and who are not included in a collective bargaining unit having a labor agreement providing retirement benefits. Eligible employees hired after March 31, 2002 but before April 1, 2003 who elected to participate in the Plan when first eligible to do so automatically participated in the Hartmarx Retirement Income Plan, a noncontributory defined benefit pension plan. Eligible employees hired after March 31, 2003 who elect to participate in the Plan are not eligible to participate in the Hartmarx Retirement Income Plan.

Prior to December 31, 2000, the Plan was known as the Hartmarx Savings-Investment Plan ("SIP"). Effective December 31, 2000, the Plan was amended and restated to constitute the merger, consolidation and continuation of SIP and the Hartmarx Employee Stock Ownership Plan ("ESOP") with and into the Plan. The ESOP was a trusteed employee stock ownership plan resulting from the amendment and restatement of the Hartmarx Tax Credit Employee Stock Ownership Plan ("PAYSOP"), a noncontributory defined contribution stock bonus plan.

On December 1, 1988, the ESOP borrowed $15,000,000 from a bank on a note loan (the "Note") and purchased 620,155 shares of Hartmarx common stock from Hartmarx at the then market value of $24.19 per share. In 1992 and 1994, Hartmarx acquired all interests in the Note from the bank. As of November 30, 2003, the loan was fully paid and cancelled.

Participant Contributions:
-------------------------

Participants may contribute to the Plan from 1% to 16% (in whole percentages) of their annual earnings through regular payroll deductions. The first 6% of earnings contributed are considered "matched" contributions and determine the Employer contributions as described below. Contributions in excess of 6% of earnings are considered "voluntary" contributions and are not matched with Employer contributions. At the election of the participant, participant contributions in excess of 1% of earnings may be made on a pre-tax basis under Section 401(k) of the Internal Revenue Code ("Code") (up to a statutory limit of $12,000 for 2003 and $11,000 for 2002), or on an after-tax basis; the first 1% of participant earnings contributed are on an after-tax basis. Under Section 414(v) of the Code, an eligible participant, who attains age 50 before the end of the Plan year and whose pre-tax contribution for the year is expected to be either 15% of his annual earnings or the annual statutory dollar limit, may make additional voluntary pre-tax contributions called "catch-up" contributions which are not matched by Employer contributions. The statutory limit on catch-up contributions was $2,000 in 2003. Under certain circumstances provided for by Internal Revenue Service regulations, participant contributions on both pre-tax and after-tax bases may be further limited. Refunds of participant contributions determined to be in excess of these regulatory limits, if any, would be included in distributions to participants in the accompanying financial statements. Participants may change or cease contributions without withdrawing from the Plan as participants.

Employer Contributions:
----------------------

Employer contributions required by the Plan in 2003 (until the ESOP loan was fully repaid in November 2003) were based on the amount required to repay principal and interest on the loan less any dividends on unallocated stock held in the suspense account plus an additional contribution based on a formula specified in the Plan, which includes any incremental Employer contributions required to match certain participant contributions to the Plan. Employer contributions to the Plan, which may be in the form of cash or shares of Hartmarx common stock, were made in cash during the plan years ended December 31, 2003 and 2002. The Plan requires that Employer contributions made in cash, other than contributions required to repay principal and interest on the Note, be used to buy Hartmarx common stock as described in Notes 1 and 3.

Effective July 1, 2002, Employer matching contributions were 40% of all matched participant contributions. Effective July 1, 2003, Employer matching contributions were increased to 45% of all matched participant contributions. The Employer matching contribution rate is scheduled to increase to 50% effective July 1, 2004. Employer matching contributions in 2003 and 2002 aggregated $954,590 and $853,392, respectively. Employer contributions are subject to maximum limits set by the Code and incorporated in the Plan. Employer payments to the Plan in 2003 and 2002 also include additional amounts required for principal and interest owed by the Plan on the note payable. Employer payments to the Plan for 2003 and 2002 aggregated $2,734,808 and $2,814,911, respectively.

Suspense Account:
----------------

The Hartmarx common stock acquired with the loan proceeds was maintained in a suspense account in the Plan's trust (unallocated Hartmarx ESOP Stock Fund). As principal and interest payments on the loan were made from Employer contributions, a corresponding portion of the unallocated shares was released from the suspense account for allocation to participant accounts in the Hartmarx ESOP Stock Fund on the basis of Fund units. Shares released were based on the relative amount of loan payments (principal and interest) to all future loan payments. Effective November 2003, all unallocated shares of Hartmarx common stock in the unallocated Hartmarx ESOP Stock Fund were allocated to participant's accounts, as the loan was fully paid and the suspense account was closed.

Vesting:
-------

Participants are fully vested in their contributions to the Plan and related earnings at all times. Effective January 1, 2002 for Employer contributions and earnings thereon, participants become 20% vested after two years of service, 40% vested after three years of service, 70% vested after four years of service and 100% vested after five years of service. Active participants also become fully vested in Employer contributions and related earnings at the earlier of (1) death; (2) reaching age 65; or, (3) upon the occurrence of certain specified events deemed to be a change in control of Hartmarx.

For participants who terminate employment with an Employer, nonvested Employer contributions and related earnings are withheld and, if the participant incurs five consecutive one year breaks in service, forfeited. Forfeitures can be applied to reduce Employer contributions or they can be applied to pay administrative costs of the Plan. At December 31, 2003, the Plan's financial statements include the balances of nonvested Employer contributions and related earnings of terminated participants who had not incurred five consecutive one year breaks in service and amounts forfeited aggregating the equivalent of 30,190 shares of Hartmarx common stock with a market value of $125,891 and 7,105 units of the Vanguard Prime Money Market Fund with a market value of $7,105.

Participant Loans:
-----------------

Participants may borrow that portion of their account attributable to participant contributions and related earnings within percentage and dollar limits and at rates and terms permitted by the Code and specified in the Plan. Loans are repayable over periods of one to five years (usually through payroll deduction), with the exception that a loan to purchase a primary residence may be repaid over a term as long as 15 years. Interest is charged at a rate which exceeds the prime rate at the inception of the loan by 1%. At December 31, 2003, the interest on new loans was 5%. Principal and interest payments are credited directly to the borrowing participant's accounts according to the funds selected for current contributions.

A participant receiving a loan is charged a loan origination fee and an annual administration fee which is deducted from the participant's account in each year the loan is outstanding. In 2003 and 2002, loan origination and annual administration fees were $40 and $20, respectively.

Administrative Expenses:
-----------------------

Administrative expenses of the Plan are comprised of trustee, record keeping, auditing, legal, proxy and participant loan fees. The Plan provides that administrative expenses may be paid from forfeitures of nonvested employer contributions and related earnings. Administrative expenses not paid by the Plan are payable by Hartmarx. Administrative fees paid by the Plan for 2003 of $2,970 and for 2002 of $3,270 represent loan fees which were charged to the accounts of participants with loans. The $16,074 net credit to the Plan for 2002 also includes the reversal of over accrued record keeping fees from 2001 of $19,344. For 2003 and 2002, Hartmarx paid Plan administrative fees of $150,419 and $146,150, respectively.

Investment Options:
------------------

Participant contributions are invested at the participant's direction in the investment programs described in Note 3. Employer contributions for participants under age 55 are invested solely in the Hartmarx Corporation Common Stock Fund (ESOP). Participants age 55 and older are able to transfer all or part of their Employer contributions in the Hartmarx Corporation Common Stock Fund into the other investment programs as follows: Employer contributions after 1988 can be transferred at any time and, effective December 1, 2003, Employer contributions prior to 1989 can be transferred at any time.

Voting of Shares:
----------------

Hartmarx stock allocated to participants' accounts in the Hartmarx Corporation Common Stock Fund is voted by the Trustee as directed by the participants. Shares not voted by participants, including forfeitures, are voted by the Trustee in the same proportion as shares voted by participants.

Distributions and Withdrawals:
-----------------------------

Vested account balances are generally distributed upon the participant's retirement, termination of employment, disability or death. Participants may also receive vested account balances while remaining employed by an Employer upon withdrawal from the Plan, but withdrawals for participants under age 59-1/2 are generally limited to vested Employer contributions and after-tax participant contributions, except that pre-tax participant contributions may also be distributed in certain circumstances. Distributions and withdrawals are normally made in cash, except that a participant may elect to receive distributions and certain withdrawals from the Hartmarx Corporation Common Stock Fund in the form of full shares of Hartmarx common stock with cash in lieu of fractional shares.

Administrator and Fiduciaries:
-----------------------------

The Plan Administrator is the Plan Administration Committee of Hartmarx Corporation. Prior to November 30, 2003, BNY Midwest Trust Company, a subsidiary of The Bank of New York, was a Trustee of the Plan and the custodian of the unallocated Hartmarx ESOP Stock Fund and Vanguard Fiduciary Trust Company, a trust company and wholly owned subsidiary of The Vanguard Group, Inc., was a Trustee of the Plan and the custodian of the allocated Hartmarx ESOP Stock Fund and all other Plan funds. Effective November 30, 2003, Vanguard Fiduciary Trust Company became the sole Trustee of the Plan and the custodian of the Hartmarx Corporation Common Stock Fund and all other Plan funds.

Plan Termination:
----------------

Hartmarx reserves the right to terminate the Plan on any date specified provided that 30 days advance written notice of the termination is given to the Trustee and to the Employers. There are no priorities for distribution of assets upon termination of the Plan. If the Plan were terminated, participants would become fully vested in their account balances, including participant and Employer contributions and related earnings, and former participants who had not incurred five consecutive one year breaks in service would become fully vested in the balances of nonvested Employer contributions and related earnings. Any remaining Plan assets shall be allocated and paid to the participants in accordance with Section 403(d)(1) of ERISA.

NOTE 2 - Significant Accounting Policies:
----------------------------------------

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on informed estimates and judgments of the Plan Administrator with consideration given to materiality. Actual results could differ from those estimates.

Investments in publicly-traded securities (Hartmarx Corporation common stock) and mutual funds are carried at published market values and net asset values, respectively. Investments in the Vanguard Retirement Savings Trust, a collective investment trust, are carried at fair value which approximates the contract values of the Trust's investment contracts. Loans to participants represent the unpaid principal balance.

Income from investments is recorded as earned. Included in the Statement of Changes in Net Assets Available for Benefits is the net increase in fair value of mutual funds and Hartmarx Corporation common stock which includes realized investment gains (losses) and unrealized appreciation (depreciation) on those investments.

Distributions include proceeds from the liquidation of participant investments, the market value of Hartmarx common stock distributed, unpaid loan balances of withdrawing participants and excess contributions refunded, if any.

NOTE 3 - Investment Programs:
----------------------------

The following investment options are available:

  Vanguard mutual funds (registered investment companies):

     GNMA Fund, an income fund which invests in Government National Mortgage
         Association certificates.

     Prime Money Market Fund, a money market mutual fund investing in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S. government and federal agencies.

     500 Index Fund, a growth and income fund which invests in all of the stocks included in the Standard & Poor's 500 index.

     STAR Fund, a balanced fund which invests 60%-70% of its assets in eight
         Vanguard equity funds, with the remaining assets invested in three Vanguard fixed-income portfolios.

     PRIMECAP Fund, a growth fund which invests primarily in common stocks with high growth potential.

     International Growth Fund, a growth fund which invests primarily in stocks of companies based outside of the United States.

     Small-Cap Index Fund, an aggressive growth and income fund which invests in a large sample of stocks in small capitalization companies.

     Mid-Cap Index Fund, a growth and income fund which invests in a large sample of stocks in medium capitalization companies (a Plan investment option available January 1, 2003).

     Total Bond Market Index Fund, a bond fund that seeks a high level of interest income by replicating the Lehman Brothers Aggregate Bond Index (a Plan investment option available January 1, 2003).

     Windsor II Fund, a growth and income fund that seeks long term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large capitalization companies (a Plan investment option available January 1, 2003).

Vanguard Retirement Savings Trust, a collective investment trust which invests solely in the Vanguard Retirement Savings Master Trust (VRST Master Trust). VRST Master Trust, a master collective investment trust, invests in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

Hartmarx Corporation Common Stock Fund (created by the merger of the Hartmarx
      Stock Fund (SIP) and the Hartmarx Stock Fund (ESOP) on November 30,
      2003), which invest primarily in Hartmarx common stock. Participant contributions and earnings, if any, are credited to participant accounts based on shares of Hartmarx common stock at 90% of the average trading prices as reported in the New York Stock Exchange-Composite Transaction quotations on the date the shares are purchased or deemed to be purchased by the Plan; participant loan repayments and transfers to the Fund are credited to participant accounts at the closing market prices on the transaction date. Shares acquired with participant contributions are purchased from Hartmarx at 90% of the average trading prices credited to participant accounts for contributions. Shares acquired in 2003 and 2002 with funds from loan repayments and transfers to the Hartmarx Corporation Common Stock Fund were purchased in the open market and from Hartmarx at market prices. For participants under age 55, Employer contributions to the Plan are restricted to the Hartmarx Corporation Common Stock Fund.

      Prior to December 1, 2003, separate Hartmarx stock funds were maintained as follows: Hartmarx SIP Fund for employee contributions, loan repayments, transfers and Employer matching contributions prior to 1989 and the Hartmarx allocated ESOP Fund for Employer contributions after 1988 and PAYSOP balances. Effective November 30, 2003, the assets and participant account balances of the Hartmarx SIP Fund and the Hartmarx allocated ESOP Fund were merged into one fund called the Hartmarx Corporation Common Stock Fund.

The Vanguard mutual funds and Vanguard Retirement Savings Trust are managed by an affiliate of Vanguard Fiduciary Trust Company.

Participant's may select more than one investment option and may change investment options as often as once a month and may transfer previously contributed balances on a daily basis. Participants are assigned units in each investment program fund in which they invest.

Investment in each fund option is at the participants' direction, except that Employer contributions and related earnings for participants under age 55 are restricted to the Hartmarx Corporation Common Stock Fund, as summarized in
Note 9.

With the exception of the Vanguard Retirement Savings Trust and the Loan Fund, the market value of the investments of each Fund (Hartmarx stock or mutual funds) are published for each business day, and changes in the market value produce similar changes in the unit values of each Fund.

A summary of units and unit values for the Hartmarx Corporation Common Stock Fund and the Vanguard Retirement Savings Trust is as follows:


                                       December 31, 2003                 December 31, 2002
                                    -------------------------          ----------------------
                                     Units         Unit Value          Units       Unit Value
                                    -------       -----------          ------     -----------
Hartmarx Corporation
  Common Stock Fund                 2,265,460        $5.49                -           $ -
Hartmarx Stock Funds:
  SIP Fund                               -           $  -            1,287,450        $3.23
  Allocated ESOP Fund                    -           $  -              898,738        $3.41
Vanguard Retirement
  Savings Trust                     4,991,027        $1.00           4,233,084        $1.00


NOTE 4 - Taxes:
--------------

The Plan is intended to be a qualified employee benefit plan under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code, exempt from federal income tax, with participants not being subject to tax on Employer contributions or earnings of the Trust prior to receiving benefits under the Plan. On November 8, 2002, the Internal Revenue

Service issued a favorable determination letter with respect to the qualified status of the Plan as amended and restated effective December 31, 2000. The Plan has been subsequently amended since the effective date of the determination letter to reflect the merger of the Hartmarx SIP Fund and the Hartmarx ESOP Fund into the Hartmarx Corporation Common Stock Fund and to incorporate new legislatively mandated requirements. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, the Plan Administrator believes a provision for federal income taxes in the accompanying financial statements is not required.

NOTE 5 - Investment Information:
-------------------------------

The following summarizes the Plan's investments at December 31, 2003 and 2002:


                                                                         2003
                                                         -----------------------------------
                                                             Stock shares,
                                                               Fund and              Fair
                                                             Trust units            value
                                                         ------------------     ------------


At quoted market value or net asset value:

Vanguard Mutual Funds:
      GNMA Fund........................................             570,873      $ 5,994,169*
      Prime Money Market Fund..........................           3,246,377        3,246,377*
      500 Index Fund...................................             103,068       10,581,962*
      STAR Fund........................................             446,645        7,682,288*
      PRIMECAP Fund....................................             192,756       10,223,801*
      International Growth Fund........................              99,178        1,599,741
      Small-Cap Index Fund.............................              55,871        1,262,674
      Mid-Cap Index Fund...............................              16,402          215,354
      Total Bond Market Index Fund.....................              15,234          157,059
      Windsor II Fund..................................              16,990          450,074
                                                                                ------------
              Total Vanguard Mutual Funds..............                           41,413,499
                                                                                ------------

Hartmarx Corporation Common Stock......................           2,969,911       12,384,529*
                                                                                ------------
                                                                                  53,798,028
                                                                                ------------
At estimated fair value:



                                                                          2003
                                                         ------------------------------------
                                                           Stock shares,
                                                              Fund and             Fair
                                                            Trust units            value
                                                         ------------------     ------------


Vanguard Retirement Savings Trust......................           4,991,027       4,991,027*
Loans to participants..................................                             933,160
                                                                                -----------
                                                                                  5,924,187
                                                                                -----------

              Total investments........................                         $59,722,215
                                                                                ===========


                                                                           2002
                                                         -----------------------------------
                                                           Stock shares,
                                                              Fund and             Fair
                                                            Trust units            value
                                                         ------------------     ------------

At quoted market value or net asset value:

Vanguard Mutual Funds:
      GNMA Fund........................................             715,885      $7,695,765*
      Prime Money Market Fund..........................           3,962,431       3,962,431*
      500 Index Fund...................................             105,319       8,546,629*
      STAR Fund........................................             430,272       6,174,399*
      PRIMECAP Fund....................................             198,164       7,661,038*
      International Growth Fund........................              99,248       1,206,859
      Small-Cap Index Fund.............................              52,887         828,210
                                                                                -----------
              Total Vanguard Mutual Funds..............                          36,075,331
                                                                                -----------

Hartmarx Corporation Common Stock:
      SIP Fund.........................................           1,695,505       4,137,032
      Allocated ESOP Fund..............................           1,250,816       3,051,990
      Unallocated ESOP Fund............................              39,952          97,484
                                                         ------------------     -----------
              Total Hartmarx Corporation
              Common Stock.............................           2,986,273       7,286,506*
                                                         ------------------     -----------
                                                                                 43,361,837
                                                                                -----------


                                                                           2002
                                                         -------------------------------------
                                                           Stock shares,
                                                              Fund and              Fair
                                                            Trust units            value
                                                         ------------------     --------------


At estimated fair value:

Vanguard Retirement Savings Trust......................           4,233,084         4,233,084*
Loans to participants..................................                             1,091,445
                                                                                -------------
                                                                                    5,324,529
                                                                                -------------

              Total investments........................                           $48,686,366
                                                                                =============

* Investments' fair value is 5% or more of net assets available for plan benefits at the respective date.



The Vanguard Retirement Savings Trust's average yield during 2003 and 2002 was 4.25% and 5.19%, respectively, and the yield as of December 31, 2003 and 2002 was 4.08% and 4.72%, respectively. The yield of the Vanguard Retirement Savings Trust is subject to adjustment daily based on interest credited and earnings on the Trust's investment contracts.

Note 6 - Note Payable:
---------------------

The Note, originally issued in December 1988 to a bank, and subsequently guaranteed by Hartmarx, was fully paid and cancelled as of November 30, 2003. Principal and interest payments on the Note were made from Employer contributions to the Plan.

Note 7 - Risks and Uncertainties:
--------------------------------

The Plan provides for various investment options in shares of Hartmarx common stock and units of investment entities which invest in combinations of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 8 - Related Party Transactions:
-----------------------------------

Related party transactions consisted of loans made to participants and investments in Hartmarx Stock Funds. Certain Plan investments are shares of mutual funds or units of a collective investment trust managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee and, accordingly, these transactions are party-in-interest transactions. Fees paid by the Plan to Vanguard Fiduciary Trust Company for participant loan administration services were $2,970 for the year ended December 31, 2003 and $3,270 for the year ended December 31, 2002. None of these related party transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974.

NOTE 9 - Non-Participant Directed Fund Information:
--------------------------------------------------

Non-participant Directed funds include the unallocated Hartmarx Corporation Common Stock Fund (ESOP), the allocated Hartmarx Corporation Common Stock Fund
(ESOP) balances of participants under age 55, forfeited balances and allocated Hartmarx Corporation Common Stock Fund (SIP) balances from Employer contributions before 1989 for participants under age 55 at December 31, 2003 and for all participants at December 31, 2002. The financial position of the Non-participant Directed funds as of December 31, 2003 and 2002, is summarized as follows:


                                                                       2003
                                           ------------------------------------------------
                                            Trust
                                             and    Hartmarx Corporation Common Stock Fund
                                                    ---------------------------------------
                                           Mutual               ESOP
                                                    ----------------------------
                                            Funds     Allocated      Unallocated      SIP
                                           ------   ------------    -------------  --------
ASSETS:
   Investments:
     Prime Money Market Fund.............  $7,105   $    18,934      $        -    $    361
     Hartmarx Corporation common stock...      -      4,444,397               -      80,561
                                           ------   -----------      ----------    --------
         Total Investments...............   7,105     4,463,331               -      80,922

   Contributions due from
     Hartmarx Corporation................      -         81,310               -           -
                                           ------   -----------      ----------    --------
         Total Assets....................   7,105     4,544,641               -      80,922
                                           ------   -----------      ----------    --------
LIABILITIES:
   Accrued interest payable..............      -              -               -           -
   Note payable..........................      -              -               -           -
                                           ------   -----------      ----------    --------
         Total Liabilities...............      -              -               -           -
                                           ------   -----------      ----------    --------
NET ASSETS (ACCUMULATED
   DEFICIT)..............................  $7,105   $ 4,544,641      $        -    $ 80,922
                                           ======   ===========      ==========    ========

(Chart Continued)


                                                                2002
                                            -------------------------------------------------
                                            Trust
                                             and        Hartmarx Stock Funds
                                                      ---------------------------------------
                                            Mutual             ESOP
                                                      -------------------------
                                             Funds     Allocated     Unallocated       SIP
                                            ------    ------------   -----------    ---------
ASSETS:
   Investments:
     Prime Money Market Fund.............   $7,041      $    8,750   $        -     $       -
     Hartmarx Corporation common stock...        -       2,105,540       97,484       141,103
                                            ------     -----------   ----------     ---------
         Total Investments...............    7,041       2,114,290       97,484       141,103

   Contributions due from
     Hartmarx Corporation................        -          72,098      162,376             -
                                            ------     -----------   ----------     ---------
         Total Assets....................    7,041       2,186,388      259,860       141,103
                                            ------     -----------   ----------     ---------
LIABILITIES:
   Accrued interest payable..............        -               -       14,155             -
   Note payable..........................        -               -    1,943,004             -
                                            ------     -----------   ----------     ---------
         Total Liabilities...............        -               -    1,957,159             -
                                            ------     -----------   ----------     ---------
NET ASSETS (ACCUMULATED
   DEFICIT)..............................   $7,041      $2,186,388  $(1,697,299)     $141,103
                                            ======     ===========   ==========     =========

-------------------------------------------------------------
The changes in the net assets of the non-participant directed funds within the Plan for the years ended December 31, 2003 and 2002, is summarized as follows:


                                                                       2003
                                                 -----------------------------------------------------
                                                  Trust
                                                   and       Hartmarx Corporation Common Stock Fund
                                                             -----------------------------------------
                                                 Mutual                    ESOP
                                                             -----------------------------
                                                  Funds          Allocated     Unallocated     SIP
                                                 ------      --------------   ------------   --------
INVESTMENT INCOME:
   Mutual Funds -
     Net increase in fair value..................$   64       $         179   $          -   $      -
   Hartmarx Corporation common stock -
       Net increase in fair value................     -           2,095,251          3,128     37,130
                                                 ------       -------------   ------------   --------
         Total investment income.................    64           2,095,430          3,128     37,130

Employer contributions...........................     -             954,590      1,780,218          -
Transfers-balances for participants
   55 and older no longer restricted.............     -            (400,638)             -    (88,927)
Transfers-among investment funds, net............     -                   -              -          -
Transfers-payment for shares released............     -             (94,600)        94,600          -
Transfers-release of shares by debt service......     -              94,600        (94,600)         -
Interest expense.................................     -                   -        (86,047)         -
Distributions to participants....................     -            (291,129)             -     (8,384)
                                                 ------       -------------   ------------   --------

Net increase (decrease) in net assets............    64           2,358,253      1,697,299    (60,181)

Net assets:  Beginning of year................... 7,041           2,186,388     (1,697,299)   141,103
                                                 ------       -------------   ------------   --------
         End of year.............................$7,105       $   4,544,641   $          -   $ 80,922
                                                 ======       =============   ============   ========

(Chart Continued)


                                                                           2002
                                                  -----------------------------------------------------
                                                   Trust
                                                    and        Hartmarx Corporation Common Stock Fund
                                                              -----------------------------------------
                                                   Mutual                  ESOP
                                                              ----------------------------
                                                    Funds       Allocated      Unallocated      SIP
                                                   ------     -------------  -------------  -----------


INVESTMENT INCOME:
   Mutual Funds -
     Net increase in fair value..................  $  108        $      247    $         -  $       -
   Hartmarx Corporation common stock -
       Net increase in fair value................       -           678,595         25,823     48,054
                                                   ------        ----------    -----------  -----------
         Total investment income.................     108           678,842         25,823     48,054

Employer contributions...........................       -           853,392      1,961,519          -
Transfers-balances for participants
   55 and older no longer restricted.............       -          (368,131)             -          -
Transfers-among investment funds, net............     663                 -              -          -
Transfers-payment for shares released............       -           (84,597)        84,597          -
Transfers-release of shares by debt service......       -            84,597        (84,597)         -
Interest expense.................................       -                 -       (248,759)         -
Distributions to participants....................       -          (172,214)             -    (17,418)
                                                   ------        ----------    -----------  -----------
Net increase (decrease) in net assets............     771           991,889      1,738,583     30,636

Net assets:  Beginning of yeaR...................   6,270         1,194,499     (3,435,882)   110,467
                                                   ------        ----------    -----------  -----------
         End of year.............................  $7,041        $2,186,388    $(1,697,299) $ 141,103
                                                   ======        ==========    ===========  ===========

           THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
           --------------------------------------------------------

                            SUPPLEMENTAL SCHEDULES
                            ----------------------


                      THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
                      --------------------------------------------------------

                                       SUPPLEMENTAL SCHEDULE
                                       ---------------------

                          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          -----------------------------------------------

                                        AT DECEMBER 31, 2003
                                        --------------------

                                       (Schedule H - Line 4i)

  Identity of Party,
    Description of           Maturity            Interest        Historical        Current
      Investment               Date                Rate             Cost            Value
--------------------       ------------       -------------     -----------      -------------


Line 1c(8)
----------

* Loans to Participants       Various         5.25%-10.5%       $       -0-        $    933,160
                                                                ===========        ============
Line 1c(9)
----------

* Vanguard Retirement Savings
   Trust (4,991,027 units)                                      $  4,991,027       $  4,991,027
                                                                ============       ============
Line 1c(13)
-----------

* Vanguard GNMA Fund
   (570,873 shares)                                             $  5,916,639       $  5,994,169

* Vanguard Prime Money Market Fund
   (3,246,377 shares)                                              3,246,377          3,246,377

* Vanguard 500 Index Fund
   (103,068 shares)                                                8,960,564         10,581,962

* Vanguard STAR Fund
   (446,645 shares)                                                7,274,929          7,682,288

* Vanguard PRIMECAP Fund
   (192,756 shares)                                                8,959,758         10,223,801



* Vanguard International Growth Fund
   (99,178 shares)                                                 1,627,260          1,599,741

* Vanguard Small-Cap Index Fund
   (55,871 shares)                                                 1,083,781          1,262,674

* Vanguard Mid-Cap Index Fund
   (16,402 shares)                                                   184,943            215,354

* Vanguard Total Bond Market Index Fund
   (15,234 shares)                                                   157,949            157,059

* Vanguard Windsor II Fund
   (16,990 shares)                                                   384,376            450,074
                                                                ============       ============
                                                                $ 37,796,576       $ 41,413,499
                                                                ============       ============
* Party-in-interest to the Plan.


                      THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
                      --------------------------------------------------------

                                        SUPPLEMENTAL SCHEDULE
                                        ---------------------

                           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           -----------------------------------------------

                                        AT DECEMBER 31, 2003
                                        --------------------

                                       (Schedule H - Line 4i)

 Identity of Party,
    Description of           Maturity            Interest         Historical       Current
      Investment               Date                Rate              Cost           Value
--------------------      -------------       ------------        ----------      -----------


Line 1d(1)
----------

* Hartmarx Corporation
     Common Stock
     (2,969,911 shares)                                           $9,482,830      $12,384,529
                                                                  ==========      ===========

* Party-in-interest to the Plan.



                              THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
                              --------------------------------------------------------

                                               SUPPLEMENTAL SCHEDULE
                                               ---------------------

                                        SCHEDULE OF REPORTABLE TRANSACTIONS
                                        -----------------------------------
                            SERIES OF SECURITY TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS
                            -----------------------------------------------------------
                                        FOR THE YEAR ENDED DECEMBER 31, 2003
                                        ------------------------------------
                                                (Schedule H, Line 4j)

                                                                                                   Current
                                                                                                   Value of
                                                                                    Historical     Asset On
    Identify of Party                               Purchase          Selling        Cost of      Transaction   Net Gain
        Involved          Description of Asset       Price             Price          Asset          Date       or (Loss)
----------------------   ----------------------   -----------       ------------   -----------    -----------   ---------


The Vanguard Group       Hartmarx Corporation
                              Common stock        $ 1,475,315       $         -     $         -   $  1,598,783  $ 123,468
                              Common stock                  -         1,755,247       1,788,041      1,755,247    (32,794)


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Hartmarx Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     HARTMARX SAVINGS INVESTMENT
                                     AND STOCK OWNERSHIP PLAN
                                     ---------------------------
                                     (Name of Plan)

Date:  June 28, 2004                 By:    /s/  GLENN R. MORGAN
                                            ----------------------------------
                                            Glenn R. Morgan
                                            Executive Vice President, Chief
                                            Financial Officer and Treasurer of
                                            Hartmarx Corporation and Member of
                                            the Hartmarx Plan Administration
                                            Committee

                                                                 EXHIBIT 23




           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
           --------------------------------------------------------

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-03169, 2-32692, 2-44774, 2-53426, 2-64613,
2-83433, 33-6194, 33-42202, 333-03169 and 333-107668) of Hartmarx Corporation
of our report dated June 21, 2004 relating to the financial statements of the Hartmarx Savings Investment and Stock Ownership Plan, which appears on page 1 of this Form 11-K.





PricewaterhouseCoopers  LLP

Chicago, Illinois
June 25, 2004

                                                                  EXHIBIT 32.1


       Certification of Plan Administration Committee Member Pursuant to
                            18 U.S.C. Section 1350,
                            as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 11-K of the Hartmarx Savings Investment and Stock Ownership Plan (the "Plan") for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Glenn R. Morgan, as Member of the Plan Administration Committee, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Date:  June 28, 2004                /s/  GLENN R. MORGAN
                                    --------------------------------------------
                                    Name:  Glenn R. Morgan
                                    Title:  Plan Administration Committee Member